April 24, 2006

Via Facsimile ((214) 999-1605) and U.S. Mail

S. Talmadge Singer II, Esq.
Thompson & Knight L.L.P.
1700 Pacific Avenue, Suite 3300
Dallas TX  75201

	Re:	Texas Industries, Inc.
		TXI Capital Trust I
		Schedule TO-I
		Filed April 12, 2006
		File No. 005-51233

Dear Mr. Singer:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
1. Provide an analysis supporting your conclusion that the exemption provided by section 3(a)(9) of the Securities Act of 1933 is available for this transaction. In this regard, explain why you believe that the trust and Texas Industries are the same issuer for purposes of the section 3(a)(9) exemption. We note additionally the additional payment being made to tendering security holders above that which would paid to security holders who redeemed their securities under the terms of the trust agreement.
2. We note your solicitation of consents to amend the trust agreement. Provide an analysis supporting your conclusion that Regulation 14A is not applicable to this solicitation.

Item 10.  Financial Statements
3. It appears that certain financial information has been incorporated by reference to satisfy Item 1010(a) of Regulation M-A.
Please provide the pro forma financial information pursuant to Item
1010(b) of Regulation M-A, if applicable, and the complete summarized financial information as required by Instruction 6 to Item 10 of Schedule TO. Please advise us regarding whether you intend to disseminate that information to security holders. Refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at www.sec.gov for additional guidance.

Offer to Exchange

Summary of the Offer and Consent Solicitation, page 1
4. Please provide a summary of all the terms of the tender offer. We note, for example, that the offer may have certain conditions described in the section "Termination of Offer and Consent Solicitation" on page 20. In this respect, it appears that unless a majority of the subject securities are tendered, you will not accept any tendered securities. If this is true, please state so in this summary.

Summary of Additional Terms, page 4
5. Please revise the language in the last paragraph of page 4 that states that you will deliver the common stock to the exchange agent
"as promptly as practicable" after the expiration of the offer to state that you will deliver those securities "promptly," as required by Rule 13e-4(f)(5). Please make a similar revision in the response to "When will I receive the common stock...?" on page 8.
6. In the response to "Will I have to pay any fees or commissions if
I tender my trust securities?", please clarify what fees and commissions, if any, a security holder would incur if it held the securities other than through a broker or other nominee.

Risk Factors

Holders of Trust Securities who participate in the exchange offer, page 15
7. Please describe briefly the "contractual and legal rights" security holders will lose upon tendering their securities.

In the future, we may acquire any Trust Securities that are not tendered, page 16
8. Clarify your current intent as to the future purchases described in this risk factor, including, if known, information about pricing.
Please make a similar revision in the section titled "Purchases of Trust Securities by Us" on page 26.

The Offer and Consent Solicitation

Terms of the Offer and Consent Solicitation, page 19
9. The second bullet point in the penultimate paragraph in this page indicates that the company may terminate the offer at any time for any reason in its sole discretion. The right to terminate the offer for any reason would render the offer illusory. Please revise to eliminate this right or clarify here and throughout you offer document and letter of transmittal.

Termination of the Offer and Consent Solicitation, page 20
10. It appears that the disclosure in the bullet points describes conditions to the offer. If so, please identify them as such and clarify the meaning of (i) a material impairment to your ability to complete the current transaction and (ii) a material adverse change or development. Note that conditions may not be subject to your sole discretion and that you should include a reasonableness standard. The ability of the issuer to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.

Material United States Federal Income Tax Considerations, page 29
11. Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend. Also, while you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise here and elsewhere in your offer document.

Interests of Directors and Officers, page 34
12. With respect to your disclosure in the last paragraph of page
34,
please tell us why you need to qualify your disclosure "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Description of Capital Stock, page 28
13. Please provide an explanation of any material differences in the rights of common stock holders and trust security holders as a result of the transaction. Refer to Item 1004(a)(1)(x) of Regulation M-
A.

Incorporation of Documents by Reference, page 36
14. We note that you attempt to incorporate by reference into the offer document all filings made while your offer is pending.
However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO.

Letter of Transmittal
15. Refer to your requirement that a tendering security holder acknowledge that the issuance of the common stock is exempt from registration pursuant to Section 3(a)(9) of the Securities Act (penultimate paragraph of the letter a tendering security holder would deliver to you). The request is inappropriate and should be deleted.
16. Please clarify the first sentence in the second paragraph of the second page of the letter referred to immediately above. It appears that some words may be missing.

Exhibit (a)(5)
17. You stated in this press release that the discussion therein contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions

S. Talmadge Singer II, Esq.
Thompson & Knight L.L.P.
April 24, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE